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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO

RULE 13a-16 AND 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of:                                                                                                                                                            March 2005

Commission File Number:                                                                                                                                               000-49946

Alamos Gold Inc.

(Translation of registrant’s name into English)

Suite 1503, 110 Yong Street

Toronto, Ontario, Canada  M5C 1T4

(Address of principal executive offices)

Suite 1400 – 400 Burrard Street

Vancouver, British Columbia, Canada  V7X 1A6

(Former Name or Former Address, if Changed Since Last Report)

1.  Underwriting Agreement

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20- F..... Form 40-F..XXX

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of  a Form  6-K if submitted solely  to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a  press  release,  is  not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No ..XXX...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

SEC 1815 (11-2002)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the  form displays a currently valid OMB control number.

UNDERWRITING AGREEMENT

January 14, 2005

Alamos Gold Inc.

1503 – 110 Yonge Street

Toronto, Ontario

M5C 1T4

Attention:   John McCluskey

Dear Sirs:

The undersigned, BMO Nesbitt Burns Inc., RBC Dominion Securities Inc., GMP Securities Ltd., Haywood Securities Inc. and McFarlane Gordon Inc. (individually, an “Underwriter” and together collectively the “Underwriters”), understand that Alamos Gold Inc. (the “Corporation”) proposes to authorize, create, issue and sell to the Underwriters $50,000,000 worth of unsecured subordinated convertible debentures in denominations of $1,000 each (the “Convertible Debentures”).  The Convertible Debentures shall have the attributes described in the Preliminary Prospectus (as hereinafter defined) and the Trust Indenture (as hereinafter defined).  Subject to the terms and conditions set out below, the Underwriters agree to purchase severally and not jointly in the respective percentages set out in paragraph 15(a), and by its acceptance hereof, the Corporation agrees to issue and sell to the Underwriters the Convertible Debentures at the Closing Time (as hereinafter defined) for an aggregate purchase price of $50,000,000 payable at the Closing Time.

The Corporation will duly and validly authorize, create and issue the Convertible Debentures.  The Convertible Debentures will be issued pursuant to a trust indenture to be dated on or prior to the Closing Date (as hereinafter defined) to be entered into between the Corporation and Pacific Corporate Trust Company as trustee (the “Trust Indenture”).  The Trust Indenture shall be in such form and have such terms and conditions as shall be approved by the Underwriters and shall contain the provisions described in the Preliminary Prospectus.

DEFINED TERMS

“1934 Act” means the United States Securities Exchange Act of 1934, as amended, and the rules and regulations made thereunder;

“affiliate”, “distribution”, “material fact”, “material change”, “misrepresentation” and “subsidiary” have the respective meanings ascribed to such terms in the Securities Act (Ontario);

“Agreement” means this agreement relating to the sale of the Convertible Debentures by the Corporation and the purchase of the Convertible Debentures by the Underwriters, including the Schedules and appendices attached hereto;

“AIF” means the initial annual information form of the Corporation dated June 22, 2004 for the year ended December 31, 2003;

“BMO NB” means BMO Nesbitt Burns Inc.;

“Business Day” means a day which is not: (i) a Saturday or Sunday or (ii) a statutory or civic holiday or (iii) a day on which commercial banks are not open for business, in Toronto, Ontario or Vancouver, British Columbia;

“Canadian Securities Laws” means all applicable securities laws in each of the Qualifying Jurisdictions and the respective regulations, rules and forms thereunder together with applicable orders, rulings and published policy statements of the Canadian Securities Administrators and the securities regulatory authorities in the Qualifying Jurisdictions;

“Closing” means the closing of the purchase and sale of the Convertible Debentures;

“Closing Date” means February 2, 2005, or such other date as the Corporation and the Underwriters may agree upon in writing, provided that in no event shall such date be later than the Latest Closing Date;

“Closing Time” means 8:00 a.m. (Toronto time) on the Closing Date or such other time on the Closing Date as the Corporation and the Underwriters may agree upon in writing;

“Common Shares” means the common shares in the capital of the Corporation;

“Convertible Debentures” has the meaning ascribed to such term in the first paragraph of this Agreement;

“Corporation” has the meaning ascribed to such term in the first paragraph of this Agreement;

“Corporation’s Auditors” means Ernst & Young LLP;

“Corporation’s Counsel” means Axium Law Group, counsel to the Corporation;

“Corporation’s Information Record” means any statement, other than a statement relating solely to the Underwriters, contained in the AIF, any press release, material change report, financial statement or other document of the Corporation which has been publicly filed and/or disseminated pursuant to any Canadian Securities Laws since December 31, 2003 or is publicly filed and/or disseminated pursuant to any Canadian Securities Laws prior to the Closing Time;

“Currently Issuable Shares” means the Common Shares issuable pursuant to the Corporation’s stock option plan or upon the exercise of previously issued Common Share purchase warrants to acquire up to 8,503,483 Common Shares, all as set out on Schedule “A” to this Agreement;

“Directors” means the directors of the Corporation;

“Documents Incorporated by Reference” means the documents set out in the Preliminary Prospectus under the heading “Documents Incorporated by Reference” and all other documents incorporated or deemed to be incorporated by reference into the Final Prospectus and any Prospectus Amendment by Canadian Securities Laws;

“Final Prospectus” means the final short form prospectus of the Corporation relating to the offering of the Convertible Debentures together with the Documents Incorporated by Reference;

“Financial Information” means, collectively: (a) the audited comparative consolidated financial statements of the Corporation and the notes thereto for the financial years ended December 31, 2003 and December 31, 2002, together with the auditors’ report thereon, (b) management’s discussion and analysis of financial condition and results of operations of the Corporation for the financial year ended December 31, 2003, and (c) the unaudited interim consolidated financial statements of the Corporation for the nine month periods ended September 30, 2004 and 2003, together with management’s discussion and analysis of financial condition and results of operations for the nine months ended September 30, 2004;

“Indemnified Persons” means the Underwriters and each of their respective directors, officers, employees and agents;

“Issue Price” means the aggregate principal amount of the Convertible Debentures, being $50,000,000;

“Latest Closing Date” means February 9, 2005;

“Losses” means losses, claims, costs, damages, liabilities or expenses (including, without limitation, expenses of investigation and defending against any claims or litigation as the same are incurred), other than loss of profits;

“material” means, in relation to the Corporation, material to the Corporation together with its subsidiaries, considered as a whole, after giving effect to the transactions contemplated by the Final Prospectus, the Trust Indenture or this Agreement to be completed at or prior to the Closing Time;

“Material Adverse Effect” means a material adverse effect on the assets or properties, business, results of operations, prospects or condition (financial or otherwise) of the Corporation and its subsidiaries taken as a whole;

“Material Subsidiaries” means Minera Bienvenidos S.A. de C.V. and Minas de Oro Nacional S.A. de C.V.;

“Preliminary Prospectus” means the preliminary short form prospectus of the Corporation relating to the offering of the Convertible Debentures together with the Documents Incorporated by Reference;

“Prospectus” means, collectively, the Preliminary Prospectus, the Final Prospectus and any Prospectus Amendment, together with the Documents Incorporated by Reference;

“Prospectus Amendment” means any amendment or supplement to the Preliminary Prospectus or to the Final Prospectus;

“Qualified Institutional Buyer” means a “qualified institutional buyer” as defined in Rule 144A;

“Qualifying Jurisdictions” means each of the provinces of British Columbia, Alberta, Manitoba and Ontario;

“Regulation S” means Regulation S adopted by the SEC under the U.S. Securities Act;

“Rule 144A” means Rule 144A adopted by the SEC under the U.S. Securities Act;

“SEC” means the United States Securities and Exchange Commission;

“Shareholder” means any holder of Common Shares;

“Subsidiaries” means the subsidiaries of the Corporation listed in the AIF under the heading “Intercorporate Relationships - Corporate Structure”;

“Transfer Agent” means Pacific Corporate Trust Company in its capacity as transfer agent and registrar of the Common Shares;

“Trust Indenture” has the meaning ascribed to such term in the second paragraph of this Agreement;

“TSX” means the Toronto Stock Exchange;

“Underlying Shares” means the Common Shares issuable upon the maturity, conversion or redemption of the Convertible Debentures;

“Underwriter” and “Underwriters” have the respective meanings ascribed to such terms in the first paragraph of this Agreement;

“Underwriters’ Counsel” means Fasken Martineau DuMoulin LLP;

“Underwriters’ Fee” means the fee payable by the Corporation to the Underwriters pursuant to paragraph 6 of this Agreement;

“Underwriters’ Option” has the meaning ascribed to such term in the second paragraph of this Agreement;

“United States” means the United States of America, its territories and possessions, any state of the United States and the District of Columbia;

“U.S. Securities Act” means the United States Securities Act of 1933, as amended, and the rules and regulations made thereunder; and

“U.S. Securities Laws” means the U.S. Securities Act and the 1934 Act.

TERMS AND CONDITIONS

1.

Filing Prospectus

The Corporation shall, as soon as possible and in any event not later than 3:00 p.m. (Vancouver time) on January 14, 2005, have prepared and filed the Preliminary Prospectus and other related documents relating to the proposed distribution of the Convertible Debentures in each of the Qualifying Jurisdictions and shall thereafter obtain or receive notification of the issuance of a preliminary MRRS decision document (as such term is defined in National Policy 43-201 of the Canadian Securities Administrators) under Canadian Securities Laws, effective January 14, 2005.  The Corporation shall, as soon as possible after any comments of the securities regulatory authorities in the Qualifying Jurisdictions have been resolved and in any event not later than 5:00 p.m. (Toronto time) on January 26, 2005 (or by such later date or dates as may be agreed to by the Underwriters in their sole discretion), have prepared, filed and obtained a final MRRS decision document (as such term is defined in National Policy 43-201 of the Canadian Securities Administrators) under Canadian Securities Laws for, the Final Prospectus and other related documents relating to the proposed distribution of the Convertible Debentures and shall have fulfilled and complied with, to the reasonable satisfaction of the Underwriters, the Canadian Securities Laws required to be fulfilled or complied with by the Corporation to enable the Convertible Debentures to be lawfully distributed or distributed to the public, as the case may be, in the Qualifying Jurisdictions through the Underwriters or any other investment dealers or brokers duly registered as such in the Qualifying Jurisdictions.  The Corporation shall fulfil and comply with Canadian Securities Laws required to be fulfilled or complied with by the Corporation to permit the sale of the Convertible Debentures in the Qualifying Jurisdictions as freely tradable securities, subject to any required regulatory approval and to control block restrictions, and the Corporation shall use all commercially reasonable efforts to obtain any such regulatory approval as soon as practicable after the date hereof.

2.

Due Diligence

Prior to the filing of the Final Prospectus, and if applicable, prior to the filing of any Prospectus Amendment, the Corporation shall have allowed the Underwriters to participate fully in the preparation of the Prospectus and shall have allowed the Underwriters to conduct all due diligence investigations which they reasonably require to fulfil their obligations as underwriters and in order to enable them to execute the certificates required to be executed by them in the Prospectus.

3.

Restrictions on Sale Outside the Qualifying Jurisdictions

The Underwriters severally agree not to distribute the Convertible Debentures in such manner as to require registration of any of them or the filing of a prospectus or any similar document under the laws of any jurisdiction outside the Qualifying Jurisdictions and to distribute such securities only in the Qualifying Jurisdictions and in accordance with all applicable laws.  The Underwriters shall be permitted to offer the Convertible Debentures outside of Canada, including offers as principal to Qualified Institutional Buyers in the United States only in accordance Rule 144A and the provisions of this Agreement including, without limiting the foregoing, Schedule “B” hereto, provided that no such action on the part of the Underwriters or their U.S. broker-dealer affiliates shall in any way oblige the Corporation to register any Convertible Debentures under the U.S. Securities Act or the securities laws of any state in the United States.

Any agreements between the Underwriters and the members of any selling group will contain restrictions which are substantially the same as those contained in this paragraph 3.

4.

(1)

Deliveries on Filing

Concurrently with the filing of the Preliminary Prospectus or Final Prospectus, as the case may be, under Canadian Securities Laws, the Corporation shall deliver to the Underwriters:

(i)

a copy of the Preliminary Prospectus or Final Prospectus, as applicable, including all Documents Incorporated by Reference which have not been previously delivered to the Underwriters, signed and certified as required by the Canadian Securities Laws applicable in the Qualifying Jurisdictions;

(ii)

a copy of any other document required to be filed by the Corporation in compliance with Canadian Securities Laws in connection therewith;

(iii)

a “long-form” comfort letter of the Corporation’s Auditors dated as of the date of the Final Prospectus (with the requisite procedures to be completed by the Corporation’s Auditors within two Business Days of the date of the Final Prospectus) addressed to the Underwriters, the Corporation and the Directors in form and substance satisfactory to the Underwriters, acting reasonably, with respect to certain financial and accounting information relating to the Corporation and other numerical data in the Final Prospectus, including all Documents Incorporated by Reference, which letter shall be in addition to the auditors’ report incorporated by reference into the Prospectus and the auditors’ consent and comfort letters addressed to the securities regulatory authorities in the Qualifying Jurisdictions; and

(iv)

prior to or concurrent with the filing of the Final Prospectus, evidence satisfactory to the Underwriters and the Underwriters’ Counsel, acting reasonably, that the Convertible Debentures have been approved for listing on the TSX, subject to satisfaction of certain usual conditions set out therein.

(b)

Delivery of Prospectus Amendments

When the Corporation is required to prepare a Prospectus Amendment, the Corporation shall also prepare and deliver promptly to the Underwriters a signed copy of such Prospectus Amendment along with all Documents Incorporated by Reference which have not been previously delivered.  Concurrently with the delivery of any Prospectus Amendment, the Corporation shall deliver to the Underwriters, with respect to such Prospectus Amendment, documents similar to those referred to in clause 4(a)(ii), and, to the extent in need of revision or supplement, 4(a)(iii) and 4(a)(iv).

(c)

Representations as to the Prospectus

Delivery of the Prospectus shall constitute a representation and warranty by the Corporation to the Underwriters that as at the date of delivery:

(i)

all information and statements (except information and statements relating solely to the Underwriters) contained in the Prospectus are true and correct and contain no misrepresentation and constitute full, true and plain disclosure of all material facts relating to the Corporation, the Convertible Debentures and the Common Shares;

(ii)

no material fact or information has been omitted from such disclosure (except that no representation or warranty is given regarding facts or information relating solely to the Underwriters) which is required to be stated in such disclosure or is necessary to make the statements or information contained in such disclosure not misleading in light of the circumstances under which they were made; and

(iii)

such document complies fully with the requirements of Canadian Securities Laws.

Such deliveries shall also constitute the Corporation’s consent to the Underwriters’ use of the Prospectus for the distribution of the Convertible Debentures in compliance with the provisions of this Agreement and Canadian Securities Laws.

(d)

Commercial Copies

The Corporation shall deliver, without charge to the Underwriters, commercial copies of the Preliminary Prospectus and the Final Prospectus (and in the event of any Prospectus Amendment, such Prospectus Amendment) in such numbers and cities as the

Underwriters may reasonably request.  Such delivery shall be effected as soon as possible and, in any event, on or before a date which is one Business Day after the issuance of the MRRS decision document under Canadian Securities Laws for the Preliminary Prospectus or the Final Prospectus, as the case may be.

(e)

Notice of Completion of Distribution

The Underwriters shall after the Closing Date:

(i)

use their commercially reasonable efforts to complete the distribution of the Convertible Debentures as soon as reasonably practicable; and

(ii)

give prompt written notice to the Corporation when, in the opinion of the Underwriters, they have completed the distribution of the Convertible Debentures and of the total proceeds realized in each of the Qualifying Jurisdictions.

5.

Material Change During Distribution

(a)

Material Changes

During the period from the date hereof to the completion of the distribution of the Convertible Debentures, the Corporation shall promptly notify the Underwriters in writing of:

(i)

the full particulars of any material change (actual, anticipated, contemplated or threatened, financial or otherwise) in the business, affairs, operations, assets, liabilities (contingent or otherwise), capital or control of the Corporation or any of its Subsidiaries;

(ii)

any material fact which has arisen or been discovered and would have been required to have been stated in the Prospectus had the fact arisen or been discovered on, or prior to, the date of the Prospectus; and

(iii)

any change in any material fact (which for the purposes of this Agreement shall be deemed to include the disclosure of any previously undisclosed material fact) which fact or change is, or may be, of such a nature as to render any statement in the Prospectus misleading or untrue or which would result in a misrepresentation therein or which would result in the Prospectus not complying with Canadian Securities Laws.

The Corporation shall in good faith discuss with the Underwriters any fact or change in circumstances (actual or anticipated) which is of such a nature that there is reasonable doubt whether written notice need be given under this paragraph 5(a).

(b)

Change in Canadian Securities Laws

If during the period of distribution of the Convertible Debentures, there shall be any change in the Canadian Securities Laws which, in the opinion of the Underwriters, requires the filing of a Prospectus Amendment, the Corporation shall, to the satisfaction of the Underwriters, acting reasonably, promptly prepare and file such Prospectus Amendment with the appropriate securities regulatory authority in each of the Qualifying Jurisdictions where such filing is required.

(c)

Filings Relating to Material and Other Changes

The Corporation shall promptly, and in any event within any applicable time limitation, comply, to the reasonable satisfaction of the Underwriters, with all applicable filings and other requirements under Canadian Securities Laws as a result of facts or changes referred to in paragraphs 5(a) and 5(b); provided that the Corporation shall not file any Prospectus Amendment or other document without first obtaining the approval of the Underwriters, after consultation with the Underwriters with respect to the form and content thereof, which approval will not be unreasonably withheld.  The Corporation shall cooperate in all respects with the Underwriters to allow and assist the Underwriters to participate fully in the preparation of any Prospectus Amendment and shall allow the Underwriters to conduct any and all “due diligence” investigations which in the opinion of the Underwriters are reasonably required in order to enable the Underwriters to responsibly execute any certificates required to be executed by the Underwriters in any Prospectus Amendment and to fulfil their obligations under Canadian Securities Laws.

(d)

Change in Closing Date

If a material change or a change in a material fact occurs prior to the Closing Date, then, subject to paragraph 10, the Closing Date shall be, unless the Corporation and the Underwriters otherwise agree in writing, the fourth Business Day following the later of:

(i)

the date on which all applicable filings or other requirements of Canadian Securities Laws with respect to such material change or change in a material fact have been complied with in all Qualifying Provinces and any appropriate receipts obtained for such filings and notice of such filings from the Corporation or the Corporation’s Counsel have been received by the Underwriters; and

(ii)

the date upon which the commercial copies of any Prospectus Amendment have been delivered in accordance with subparagraph 4(b);

provided, however in no event shall the Closing Date be later than the Latest Closing Date.

6.

Services Provided by Underwriters

The Convertible Debentures will be distributed in the Qualifying Jurisdictions in compliance with the Canadian Securities Laws.  In consideration for their services in acting as financial advisors to the Corporation, in assisting in the preparation of the Prospectus, participating in and managing selling or other groups for the sale of the Convertible Debentures and in distributing the Convertible Debentures, both directly and to other registered dealers as brokers, and in performing administrative work in connection with the distribution of the Convertible Debentures, the Corporation agrees to pay to the Underwriters, out of the proceeds from the sale of the Convertible Debentures, an Underwriters’ Fee equal to 3.5% of the aggregate Issue Price thereof.  The Underwriters’ Fee shall be payable to the Underwriters in the manner provided for in paragraph 7(a).

7.

(2)

Delivery of Purchase Price, Underwriting Fee and Certificates

The Closing shall be completed at the Closing Time at the offices of the Underwriters’ Counsel in Toronto, or at such other place in Toronto as the Underwriters and the Corporation may agree upon.  At the Closing Time, the Corporation shall deliver to the Underwriters a definitive certificate representing the Convertible Debentures, if any, registered in the name of BMO NB or in such other name or names as BMO NB may notify the Corporation in writing not less than 48 hours prior to the Closing Time (or prior to noon (Toronto time) on the Friday prior to Closing if the Closing Date occurs on a Monday) against payment by the Underwriters to the Corporation for the Convertible Debentures (if any), net of the Underwriters’ Fee), in lawful money of Canada by wire transfer made in accordance with instructions provided by the Corporation at least 48 hours prior to the Closing Time, together with a receipt signed by BMO NB on behalf of itself and the other Underwriters for such certificates.  The Underwriters shall contemporaneously deliver a receipt for the Underwriters’ Fee signed by BMO NB on behalf of itself and the other Underwriters.

(b)

Delivery of Certificates to Transfer Agent

The Corporation shall, prior to the Closing Date, make all necessary arrangements for the exchange of the definitive certificate or certificates representing the Convertible Debentures on such date at the principal offices of the Transfer Agent in the City of Toronto for certificates representing such number of Convertible Debentures registered in such names as shall be designated by the Underwriters not less than 48 hours prior to the Closing Time (or prior to 12:00 noon (Toronto time) on the Friday prior to Closing if the Closing Date occurs on a Monday).

The Corporation shall pay all fees and expenses payable to the Transfer Agent in connection with the preparation, delivery, certification and exchange of the Convertible Debentures contemplated by this paragraph 7(b) and the fees and expenses payable to the Transfer Agent in connection with the initial or additional transfers as may be required in the course of the distribution of the Convertible Debentures.

8.

Representations, Warranties and Covenants of the Corporation

The Corporation represents, warrants and covenants to the Underwriters, acknowledging that the Underwriters are relying upon such representations, warranties and covenants in purchasing the Convertible Debentures that:

(a)

the Corporation (i) is validly existing under the Business Corporations Act (British Columbia) and is up to date in all material regulatory filings under such act; (ii) is not in material default of any of its obligations under Canadian Securities Laws or U.S. Securities Laws; (iii) has all requisite corporate power and authority to carry on its business as now conducted and to own, lease and operate its properties and assets; (iv) has all requisite corporate power and authority to create, issue and sell the Convertible Debentures, to enter into this Agreement and the Trust Indenture and to carry out the provisions of this Agreement and the Trust Indenture; (v) has taken all necessary corporate action to authorize the execution, delivery and performance of this Agreement and to observe and perform the provisions of this Agreement in accordance with the provisions hereof; and (vi) prior to the Closing Date will take all necessary corporate action to authorize the execution, delivery and performance of the Trust Indenture and to observe and perform the provisions of the Trust Indenture in accordance with the provisions thereof;

(b)

each of the Material Subsidiaries (i) has been duly incorporated and organized and is validly existing and in good standing under the laws of its jurisdiction of incorporation and has all requisite corporate power and authority to carry on its business as now conducted and to own, lease and operate its properties and assets and (ii) is not in default of any material filings required to be made under their respective jurisdictions of incorporation and all other jurisdictions in which they exist or carry on any material business;

(c)

the issued and outstanding shares and other securities of each of the Subsidiaries is held, beneficially and of record, as described in the AIF under the heading “Intercorporate Relationships-Corporate Structure” and, other than pursuant to share pledge agreements in favour of Kennecott Minerals Company and Tenedoramex S.A. de C.V. in respect of the shares of Bienvenidos and Minas de Oro Nacional, no other person has any agreement, option, right or privilege (whether pre-emptive, contractual or otherwise) capable of becoming an agreement for the purchase, acquisition, subscription for or issue of any of the unissued shares or other securities of any of the Subsidiaries or for the purchase or acquisition of any of the outstanding shares or other securities of any of the Subsidiaries.  The outstanding shares of the Subsidiaries are issued and outstanding as fully paid and non-assessable shares;

(d)

the Corporation has no other subsidiaries or equity interests in other persons which are engaged in active business or which possess any material assets or liabilities other than the Subsidiaries;

(e)

other than the Material Subsidiaries, none of the Subsidiaries carries on any active business nor are the assets or liabilities (whether actual, contingent or otherwise) of any one of them material to the Corporation and the Subsidiaries, considered as a whole;

(f)

the Corporation and each of the Subsidiaries are conducting their business in material compliance with all applicable laws, rules and regulations of each jurisdiction in which a material portion of their business is carried on and are duly licensed, registered or qualified in all jurisdictions in which they own, lease or operate their property or carry on business to enable their business to be carried on as now conducted and their property and assets to be owned, leased and operated and all such licences, registrations and qualifications are and will at the Closing Time be valid, subsisting and in good standing, except in respect of matters which do not and will not result in any material adverse change to the business, business prospects or condition (financial or otherwise) of the Corporation and the Subsidiaries, considered as a whole, and except for the failure to be so qualified or the absence of any such license, registration or qualification which does not and will not have a Material Adverse Effect;

(g)

none of the Corporation or any of the Subsidiaries has committed an act of bankruptcy or is insolvent, has proposed a compromise or arrangement to its creditors generally, has had a petition or a receiving order in bankruptcy filed against it, has made a voluntary assignment in bankruptcy, has taken any proceedings with respect to a compromise or arrangement, has taken any proceedings to have itself declared bankrupt or wound-up, has taken any proceedings to have a receiver appointed for any of its property or has had any execution or distress become enforceable or become levied upon any of its property;

(h)

as at the date hereof, the authorized capital of the Corporation consists of an unlimited number of Common Shares, of which 76,777,918 Common Shares are issued and outstanding as at the date hereof;

(i)

all Currently Issuable Shares of the Corporation are disclosed in Schedule “A”, and, except in respect of the Underlying Shares, no person now has any agreement or option or right or privilege capable of becoming an agreement for the purchase, subscription or issuance of any unissued shares, securities or warrants of the Corporation;

(j)

no securities commission, stock exchange or other regulatory authority has issued any order preventing or suspending the use of the Prospectus or trading in the Convertible Debentures or the Common Shares;

(k)

none of the issue of the Convertible Debentures or the Underlying Shares will be subject to any pre-emptive right or other contractual right to purchase securities granted by the Corporation or to which the Corporation is subject.  There are no, and at the Closing Time there will be no, shareholders’ agreements, pooling agreements, voting trusts or other similar agreements with respect to the ownership or voting of any of the securities of the Corporation or pursuant to which any person may have any right or claim in connection with any existing or past equity interest in the Corporation;

(l)

since December 31, 2003:

(i)

there has not been any material change in the assets, liabilities or obligations (absolute, accrued, contingent or otherwise) of the Corporation or any Material Subsidiary that has not been publicly disclosed;

(ii)

there has not been any material change in the capital stock or long-term debt of the Corporation or any Material Subsidiary that has not been publicly disclosed;

(iii)

there has not been any material change in the business, business prospects, condition (financial or otherwise) or results of the operations of the Corporation or any Material Subsidiary that has not been publicly disclosed; and

(iv)

except as has been publicly disclosed, the Corporation and the Subsidiaries have carried on their business in the ordinary course;

(m)

since September 30, 2004 neither the Corporation nor any Subsidiary:

(i)

has paid or declared any dividend or incurred any material capital expenditure or made any commitment therefor, other than as previously disclosed in the Documents Incorporated by Reference or otherwise incurred in connection with the development of the Salamandra Property (as such term is defined in the AIF);

(ii)

has incurred any obligation or liability, direct or indirect, contingent or otherwise, except in the ordinary course of business and which is not, and which in the aggregate are not, material other than as previously disclosed in the Documents Incorporated Reference; and

(iii)

has entered into any material transaction other than as previously disclosed in the Documents Incorporated by Reference;

(n)

the audited financial statements of the Corporation as at December 31, 2003 and 2002 and unaudited financial statements of the Corporation for any subsequent periods which have been delivered by the Corporation to its securityholders or otherwise form part of or have been included in a document that forms part of the Corporation’s Information Record prior to the Closing Date were prepared in accordance with Generally Accepted Accounting Principles in Canada applied on a basis consistent with prior periods and were complete and accurate as at the respective dates thereof and presented fairly the financial condition of the Corporation and the Subsidiaries for the periods then ended;

(o)

no Document Incorporated by Reference contained a misrepresentation as at its date of public dissemination;

(p)

other than as previously disclosed in the Documents Incorporated by Reference, there is no action, proceeding or investigation (whether or not purportedly by or on behalf of the Corporation or any Subsidiaries) pending or, to the knowledge of the Corporation and its directors and officers, threatened against or affecting the Corporation (including any of its predecessor companies) or the Subsidiaries at law or in equity (whether in any court, arbitration or similar tribunal) or before or by any federal, provincial, state, municipal or other governmental department, commission, board or agency, domestic or foreign, which, if determined adversely to the Corporation, in any way materially adversely affects the Corporation and the Subsidiaries considered as a whole or the condition (financial or otherwise) of the Corporation and the Subsidiaries considered as a whole or which questions the validity of the issuance of any of the Convertible Debentures or the Underlying Shares or any action taken or to be taken by the Corporation pursuant to or in connection with this Agreement or any of the transactions contemplated hereby;

(q)

neither the Corporation nor any of the Subsidiaries is in default or in breach of, and the execution and delivery of this Agreement by the Corporation, the performance and compliance by the Corporation with the terms of this Agreement, and the sale of the Convertible Debentures by the Corporation will not result in any breach of, or be in conflict with or constitute a default under, or create a state of facts which, after notice or lapse of time, or both, would constitute a default either directly or indirectly under (i) any federal or provincial statute, rule or regulation applicable to the Corporation including, without limitation, Canadian Securities Laws, U.S. Securities Laws and the by-laws, rules and regulations of the TSX; (ii) its constating documents, by-laws or resolutions of the directors, shareholders or committees which are in effect at the date hereof; (iii) any mortgage, note, indenture, contract, agreement, instrument, lease or other document to which the Corporation or any Subsidiary is a party or by which it is bound; or (iv) any judgment, decree or order binding the Corporation or any Subsidiary or the property or assets of any of them; which conflict, breach, violation or default in any of the cases referred to in (i) to (iv) of this subparagraph, or the consequences thereof, would alone or in the aggregate result in a Material Adverse Effect;

(r)

the Corporation is a “reporting issuer” in the Provinces of British Columbia, Alberta, Ontario and Quebec, is not in default under any Canadian Securities Laws or U.S. Securities Laws and is in compliance, in all material respects, with the by-laws, rules and regulations of the TSX.  In particular, without limiting the foregoing, the Corporation is in compliance with its obligations to make timely disclosure of all material changes relating to it and since December 31, 2003 (other than in respect of material change reports filed on a confidential basis and thereafter made public or material change reports filed on a confidential basis and in respect of which the material change never came to fruition) no such disclosure has been made on a confidential basis and there is no material change relating to the Corporation which has occurred and with respect to which the requisite material change statement has not been filed, except to the extent that the Offering constitutes a material change.  The Corporation is eligible to qualify the distribution of the Convertible Debentures using the short form prospectus procedures set out in National Instrument 44-101;

(s)

to the Corporation’s knowledge, the Corporation’s Auditors are independent public accountants as required by the Canadian Securities Laws;

(t)

other than as previously disclosed in the Documents Incorporated by Reference and except for discussions relating to the potential acquisition by the Corporation of land surrounding the Salamandra Property, or the potential sale of its La Fortuna property (as such terms are defined in the AIF), none of the Corporation or any Subsidiary has approved, is contemplating, has entered into any agreement in respect of, or has any knowledge of:

(i)

the purchase of any property or assets or any interest therein or the sale, transfer or other disposition of any property or assets or any interest therein currently owned, directly or indirectly, by the Corporation or any Subsidiary whether by asset sale, transfer of shares or otherwise;

(ii)

the change of control (by sale or transfer of shares or sale of all or substantially all of the property and assets of the Corporation or any Subsidiary or otherwise) of the Corporation or any Subsidiary; or

(iii)

a proposed or planned disposition of shares by any shareholder who owns, directly or indirectly, 10% or more of the outstanding shares of any Subsidiary;

(u)

there has never been any reportable disagreement (within the meaning of National Policy Statement No. 31 of the Canadian Securities Administrators) with the present or any former auditor of the Corporation;

(v)

the Corporation and the Subsidiaries have filed all federal, provincial, state, local and foreign tax returns that are required to be filed or have requested extensions thereof (except in any case in which the failure so to file would not have a material adverse effect on the assets and properties, business, results of operations, prospects or condition (financial or otherwise) of the Corporation and the Subsidiaries, taken as a whole) and have paid all taxes required to be paid by it and any other assessment, fine or penalty levied against it, to the extent that any of the foregoing is due and payable, except for any such assessment, fine or penalty that is currently being contested in good faith;

(w)

neither the Corporation nor any Subsidiary, nor to the best of the Corporation’s knowledge, any other party, is in default in the observance or performance of any term or obligation to be performed by it under any contract entered into by the Corporation or any Subsidiary which is material to the business of the Corporation or any Subsidiary on a consolidated basis and no event has occurred which with notice or lapse of time or both would directly or indirectly constitute such a default, in any such case which default or event would have a Material Adverse Effect;

(x)

none of the Canadian Customs and Revenue Agency or any foreign taxation authority has asserted or, to the best of the Corporation’s knowledge, threatened to assert any reassessment, claim or liability for taxes due or to become due in connection with any review or examination of the tax returns of the Corporation or any Subsidiary filed for any year which would have a Material Adverse Effect;

(y)

the Common Shares are listed and posted for trading on the TSX;

(z)

except for the mineral concession known as the Continuacion de Virgencita or as disclosed in any Document Incorporated by Reference, the Corporation and the Material Subsidiaries are the absolute legal and beneficial owners of, and have good and marketable title to, all of the material properties and assets thereof, free of all mortgages, liens, charges, pledges, security interests, encumbrances, claims or demands whatsoever, and no other property rights are necessary for the conduct of the business of the Corporation or any Material Subsidiary as currently conducted, none of the Corporation or any Material Subsidiary knows of any claim or the basis for any claim that might or could adversely affect the right thereof to use, transfer or otherwise exploit such property rights, and none of the Corporation or any Material Subsidiary has any responsibility or obligation to pay any commission, royalty, licence fee or similar payment to any person with respect to the property rights thereof other than as disclosed in any Document Incorporated by Reference;

(aa)

except as otherwise disclosed in the AIF and except for the mineral concession known as the Continuacion de Virgencita, the Corporation and the Material Subsidiaries hold either freehold title, mining leases, mining concessions, mining claims, exploration permits or participating interests or other conventional property or proprietary interests or rights, recognized in the jurisdiction in which a particular property is located, in respect of the ore bodies and minerals located in properties in which the Corporation and the Material Subsidiaries have interests under valid, subsisting and enforceable title documents or other recognized and enforceable agreements or instruments, sufficient to permit the Corporation or applicable Material Subsidiary to explore the minerals relating thereto, all property leases or claims in which the Corporation or any Material Subsidiary has an interest or right have been validly located and recorded in accordance with all applicable laws and are valid and subsisting, the Corporation and the Material Subsidiaries have all necessary surface rights, access rights and other necessary rights and interests relating to the properties in which the Corporation and the Material Subsidiaries have an interest granting the Corporation or applicable Material Subsidiary the right and ability to explore for minerals, ore and metals for development purposes as are appropriate in view of the rights and interest therein of the Corporation or applicable Material Subsidiary, with only such exceptions as do not materially interfere with the use made by the Corporation or applicable Material Subsidiary of the rights or interests so held, and each of the proprietary interests or rights and each of the documents, agreements and instruments and obligations relating thereto referred to above is currently in good standing in the name of the Corporation or a Material Subsidiary;

(bb)

any and all of the agreements and other documents and instruments pursuant to which the Corporation or any Material Subsidiary holds an interest in the properties and assets thereof (including any interest in, or right to earn an interest in, any property) are valid and subsisting agreements, documents or instruments in full force and effect, enforceable in accordance with any terms thereof, none of the Corporation or any Material Subsidiary is in default of any of the material provisions of any such agreements, documents or instruments nor has any such default been alleged, and such properties and assets are in good standing under the applicable statutes and regulations of the jurisdictions in which they are situated, all leases, licences, permits and claims pursuant to which the Corporation or any Material Subsidiary derive the interests thereof in such property and assets are in good standing and there has been no material default under any such lease, licence, permit or claim and all taxes required to be paid with respect to such properties and assets to the date hereof have been paid, other than defaults which would not have a material adverse effect on the business, condition (financial or otherwise), affairs, properties, assets or operations of the Corporation and the Subsidiaries, taken as a whole.  None of the properties (or any interest in, or right to earn an interest in, any property) of the Corporation or any Material Subsidiary is subject to any right of first refusal or purchase or acquisition right;

(cc)

the Corporation and the Subsidiaries:

(i)

and their respective properties, assets and operations thereof comply in all material respects with all applicable “Environmental Laws” (which term means and includes, without limitation, any and all applicable international, federal, provincial, state, municipal or local laws, statutes, regulations, treaties, orders, judgments, decrees, ordinances, official directives and all authorizations relating to the environment, occupational health and safety, or any “Environmental Activity” (which term means and includes, without limitation, any past, present or future activity, event or circumstance in respect of a “Contaminant” (which term means and includes, without limitation, any pollutants, dangerous substances, liquid wastes, hazardous wastes, hazardous materials, hazardous substances or contaminants), including, without limitation, the storage, use, holding, collection, purchase, accumulation, assessment, generation, manufacture, construction, processing, treatment, stabilization, disposition, handling or transportation thereof, or the release, escape, leaching, dispersal or migration thereof into the natural environment, including the movement through or in the air, soil, surface water or groundwater));

(ii)

do not have any knowledge of, and have not received any notice of, any material claim, judicial or administrative proceeding, pending or threatened against, or which may affect, either the Corporation or any Subsidiary or any of the properties, assets or operations thereof, relating to, or alleging any violation of any Environmental Laws, the Corporation is not aware of any facts which could give rise to any such claim or judicial or administrative proceeding and, to the knowledge of the Corporation, neither the Corporation nor any Subsidiary nor any of the properties, assets or operations thereof is the subject of any investigation, evaluation, audit or review by any “Governmental Authority” (which term means and includes, without limitation, any national, federal government, province, state, municipality or other political subdivision of any of the foregoing, any entity exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government and any corporation or other entity owned or controlled (through stock or capital ownership or otherwise) by any of the foregoing) to determine whether any violation of any Environmental Laws has occurred or is occurring or whether any remedial action is needed in connection with a release of any Contaminant into the environment, except for compliance investigations conducted in the normal course by any Governmental Authority;

(iii)

have not given or filed any notice under any federal, state, provincial or local law with respect to any Environmental Activity, the Corporation and the Subsidiaries do not have any liability (whether contingent or otherwise) in connection with any Environmental Activity and the Corporation is not aware of any notice being given under any federal, state, provincial or local law or of any liability (whether contingent or otherwise) with respect to any Environmental Activity relating to or affecting the Corporation or any Subsidiary or the properties, assets, business or operations thereof;

(iv)

do not store any hazardous or toxic waste or substance on the property thereof in a manner contrary to any Environmental Laws, and have not disposed of any hazardous or toxic waste, in each case in a manner contrary to any Environmental Laws, and there are no Contaminants on any of the premises or properties at which the Corporation or any Subsidiary carries on business, in each case other than in compliance with Environmental Laws; and

(v)

to the knowledge of the Corporation, are not subject to any contingent or other liability relating to the restoration or rehabilitation of land, water or any other part of the environment (except for those derived from normal exploration, development and mining activities) or non-compliance with Environmental Law;

(dd)

the Corporation has not withheld from the Underwriters any facts relating to the Corporation, the Subsidiaries, the properties or the Offering that would be material to a person intending to make an equity investment in the Corporation;

(ee)

the Corporation will obtain, prior to the filing of the Final Prospectus, all consents, approvals, permits, authorizations or filings as may be required under Canadian Securities Laws, U.S. Securities Laws and the by-laws, rules and regulations of the TSX necessary to the performance by the Corporation of its obligations under this Agreement and the Trust Indenture, including, without limitation, the listing on the TSX of the Convertible Debentures and the Underlying Shares;

(ff)

the Corporation will obtain, prior to the filing of the Final Prospectus, all consents, approvals, permits, authorizations or waivers as may be required under any debt instrument, loan agreement, share pledge agreement, debenture, security agreement, or similar contract or instrument to which it is a party, to allow the performance by the Corporation of its obligations under this Agreement and the Trust Indenture;

(gg)

the proceeds of the Offering, net of the Underwriters’ Fee and other expenses of the Offering, will be used for the purposes set out in the Preliminary Prospectus under the heading “Use of Proceeds”;

(hh)

the Corporation will use its commercially reasonable efforts to ensure that the Convertible Debentures and the Common Shares (including but not limited to the Underlying Shares) remain listed and posted for trading on the TSX;

(ii)

prior to the filing of the Final Prospectus and any Supplementary Material, the Corporation will allow the Underwriters to participate fully in the preparation of the Final Prospectus and any Supplementary Material and will allow the Underwriters to conduct all due diligence which it may reasonably require to conduct in order to fulfil its obligations and in order to enable it responsibly to execute the certificate required to be executed by it at the end of the Final Prospectus and any Supplementary Material;

(jj)

the Corporation will deliver from time to time without charge to the Underwriters as many copies of the Preliminary Prospectus, the Final Prospectus and any Supplementary Material (collectively, the “Offering Documents”) as it may reasonably request for the purposes contemplated hereunder and contemplated by the Canadian Securities Laws and such delivery shall constitute the consent of the Corporation to the use of such documents in connection with the distribution of the Convertible Debentures, subject to the provisions of the Canadian Securities Laws and the provisions of this Agreement;

(kk)

the Offering Documents will, at the respective dates of delivery thereof, contain full, true and plain disclosure of all material facts relating to each of the Offering, the Corporation and the Convertible Debentures (provided that this representation is not intended to extend to information and statements in the Offering Documents furnished to the Corporation by or on behalf of the Underwriters specifically for use therein);

(ll)

none of the Offering Documents will contain a misrepresentation (provided that this representation is not intended to extend to information and statements in the Offering Documents furnished to the Corporation by or on behalf of the Underwriters specifically for use therein) and there is no fact known to the Corporation which the Corporation has not disclosed to the Underwriters which materially adversely affects, or so far as the Corporation can reasonably foresee, will materially adversely affect, the assets, liabilities (contingent or otherwise), capital, affairs, business, operations or condition (financial or otherwise) of the Corporation or the ability of the Corporation to perform its obligations under this Agreement or the Trust Indenture or which would otherwise reasonably be considered to be material to any person intending to make an equity investment in the Corporation;

(mm)

this Agreement has been, or will be by the Closing Time, duly authorized, executed and delivered by the Corporation and is legally binding upon the Corporation and is enforceable in accordance with its terms, except as enforcement thereof may be limited by bankruptcy, insolvency, reorganization, moratorium and other laws relating to or affecting the rights of creditors generally and except as limited by the application of equitable principles when equitable remedies are sought, and by the fact that rights to indemnity, contribution and waiver, and the ability to sever unenforceable terms, may be limited by applicable law;

(nn)

the Trust Indenture and the Convertible Debentures shall at the Closing Time be duly authorized, executed and delivered by the Corporation and be legally binding upon the Corporation and be enforceable in accordance with their terms, except as enforcement thereof may be limited by bankruptcy, insolvency, reorganization, moratorium and other laws relating to or affecting the rights of creditors generally and except as limited by the application of equitable principles when equitable remedies are sought, and by the fact that rights to indemnity, contribution and waiver, and the ability to sever unenforceable terms, may be limited by applicable law;

(oo)

prior to the Closing Time all necessary corporate action will have been taken by the Corporation to allot and authorize the issuance of the Underlying Shares, and upon their issuance, such Underlying Shares will be validly issued and outstanding as fully paid and non-assessable;

(pp)

the Preliminary Prospectus and the Final Prospectus will contain the disclosure required by Canadian Securities Laws and will accurately summarize, in all material respects, the attributes of the Convertible Debentures and the Underlying Shares;

(qq)

other than the Underwriters there is no person acting or purporting to act at the request of the Corporation, who is entitled to any brokerage or agency fee in connection with the transactions contemplated herein;

(rr)

the Corporation will promptly notify the Underwriters in writing if, prior to termination of the distribution of the Convertible Debentures, there shall occur any material change or change in a material fact (in either case, whether actual, anticipated, contemplated or threatened and other than a material change or change in a material fact relating solely to the Underwriters) or any event or development involving a prospective material change or a change in a material fact in any or all of the business, affairs, operations, assets (including information or data relating to the estimated value or book value of assets), liabilities (contingent or otherwise), capital, ownership, control or management of the Corporation or any other change which is of such a nature as to result in, or could result in, a misrepresentation in the Preliminary Prospectus, Final Prospectus or any Supplementary Material or could render any of the foregoing not in compliance with any of the Canadian Securities Laws;

(ss)

in respect of any such actual, anticipated, contemplated, threatened or prospective change referred to in the first preceding paragraph, the Corporation will, to the reasonable satisfaction of the Underwriters, issue or file, as applicable, promptly and, in any event, within all applicable time limitation periods with the Securities Commissions, in the case of a material adverse change, a new or amended Preliminary Prospectus, and, in the case of a material change, a new or amended Final Prospectus or Supplementary Material, as the case may be, or press release and material change report as may be required under the Canadian Securities Laws and shall comply with all other applicable filing and other requirements under the Canadian Securities Laws including, without limitation, any requirements necessary to qualify the issuance and distribution of the Convertible Debentures and shall deliver to the Underwriters as soon as practicable thereafter their reasonable requirements of conformed or commercial copies of any such new or amended Preliminary Prospectus, Final Prospectus or Supplementary Material.  The Corporation shall not file any such new or amended disclosure documentation without first obtaining the approval of the form and content thereof by the Underwriters, which approval shall be promptly considered and not unreasonably withheld, and shall not issue or file, as applicable, any press release or material change report without giving the Underwriters a reasonable opportunity for review of the proposed forms; provided that the Corporation shall not be required to file a registration statement or either register or qualify the Convertible Debentures for distribution outside of Canada;

(tt)

the Corporation will in good faith discuss with the Underwriters as promptly as possible any circumstance or event which is of such a nature that there is or ought to be consideration given as to whether there may be a material change or change in a material fact described in the preceding two paragraphs;

(uu)

the minute books and corporate records of the Corporation and the Material Subsidiaries made available to counsel to the Underwriters, or its local agent counsel in connection with its due diligence investigation of the Corporation for the periods from their respective dates of incorporation or amalgamation, as the case may be, to the date of examination thereof are exact duplicates of the original minute books and records of the Corporation and the Material Subsidiaries and contain copies of all proceedings (or certified copies thereof) of the shareholders, the board of directors and all committees of the board of directors of the Corporation and the Material Subsidiaries and there have been no other meetings, resolutions or proceedings of the shareholders, board of directors or any committee of the board of directors of the Corporation or the Material Subsidiaries to the date of review of such corporate records and minute books not reflected in such minute books and other records other than those which have been disclosed to the Underwriters and which are material in the context of the Corporation;

(vv)

the Corporation shall obtain, prior to the filing of the Final Prospectus a legal opinion as to title to the concessions comprising the Salamandra Property (as such term is defined in the AIF), the existence and corporate organization and ownership of the Material Subsidiaries, and other matters dated the date of the Final Prospectus from local counsel to the Corporation in form and substance satisfactory to the Underwriters acting reasonably; and

(ww)

neither the Convertible Debentures nor the Underlying Shares will constitute “foreign property” for the purposes of the Income Tax Act (Canada).

The representations, warranties and covenants of the Corporation set out in the schedules to this Agreement are hereby incorporated herein by reference.

9.

Conditions to the Purchase of the Convertible Debentures

The obligation of the Underwriters to purchase the Convertible Debentures on the Closing Date shall be subject to the accuracy of the representations and warranties of the Corporation contained herein both as of the date hereof and as of the Closing Date, the performance by the Corporation of its obligations hereunder and the following additional conditions:

(i)

the Underwriters shall have received at the Closing Time favourable legal opinions addressed to the Underwriters and the Underwriters’ Counsel, in form and substance satisfactory to the Underwriters’ Counsel, acting reasonably, dated the Closing Date from the Corporation’s Counsel, or local counsel, as appropriate, with respect to the following matters:

(A)

the Corporation is existing under the Business Corporations Act (British Columbia) and has all requisite corporate power and authority to carry on the activities of the Corporation as now carried on and contemplated by the Prospectus and to create, issue and sell the Convertible Debentures to be created, issued and sold in the manner provided in this Agreement and the Trust Indenture and to enter into this Agreement and the Trust Indenture and to carry out its obligations hereunder and thereunder;

(B)

this Agreement and the Trust Indenture have been duly authorized, executed and delivered by the Corporation and each constitutes a legal, valid and binding obligation of the Corporation, enforceable in accordance with its terms except that: (i) no opinion need be expressed as to the enforcement of rights of indemnity and contribution hereunder; (ii) enforcement may be limited by applicable law and by bankruptcy, insolvency and other laws of general application affecting the enforcement of creditors’ rights; (iii) equitable remedies, such as specific performance and injunction, may only be granted in the discretion of a court of competent jurisdiction and (iv) such opinion may be subject to such other usual qualifications relating to enforceability;

(C)

the Convertible Debentures in the principal amount of $50,000,000 registered in accordance with this Agreement and delivered under this Agreement to BMO NB on behalf of the Underwriters have been duly authorized, created, issued and executed by the Corporation and duly certified and delivered by the trustee under the Trust Indenture in accordance with the Trust Indenture and, payment therefor having been made to the Corporation in accordance with this Agreement and the Trust Indenture, constitute valid and binding direct obligations of the Corporation enforceable against it in accordance with their terms.  The registered holders of such Convertible Debentures are entitled to the benefits of, and are subject to, the restrictions contained in the Trust Indenture;

(D)

the execution and delivery of this Agreement and the Trust Indenture by the Corporation, the fulfillment of the terms thereof by the Corporation and the creation, issue and sale of the Convertible Debentures does not conflict with the laws of the Province of British Columbia or the federal laws of Canada applicable therein or the terms, conditions or provisions of the articles or by-laws of the Corporation (whether after notice or lapse of time or both) or to the knowledge of Corporation’s Counsel any resolutions of the Directors or Shareholders;

(E)

the Underlying Shares have been duly authorized, allotted and set aside for issuance upon the due conversion of the Convertible Debentures;

(F)

subject to the qualifications set out therein, confirming the opinion statements in the Final Prospectus under the heading “Eligibility for Investment” with such opinion to be supported with respect to matters of fact, by the appropriate certificate of the Corporation executed on its behalf by a senior officer of the Corporation;

(G)

the attributes of the Convertible Debentures are consistent in all material respects with the description of the Convertible Debentures in the Prospectus and the Convertible Debentures have been validly created and issued as fully paid and non-assessable;

(H)

the Convertible Debentures and the Underlying Shares have been approved for listing on the TSX subject only to such usual conditions and to the filing of usual documents in accordance with the requirements of the TSX;

(I)

all necessary documents have been filed, all requisite proceedings have been taken and all approvals, permits, consents and authorizations of the appropriate regulatory authorities under applicable securities laws of the Qualifying Jurisdictions have been obtained by the Corporation under the laws of each Qualifying Jurisdiction to qualify the Convertible Debentures for sale to the public in each of such Qualifying Jurisdictions through registrants properly registered under the applicable legislation of such Qualifying Jurisdictions who have complied with the relevant provisions of such applicable legislation;

(J)

the issuance of the Underlying Shares in accordance with the provisions of the Trust Indenture and the Convertible Debentures will be exempt from the prospectus requirements of the Canadian Securities Laws and no documents will be required to be filed, proceedings taken or approvals, permits, consents or authorizations of any regulatory authority obtained under the Canadian Securities Laws to permit such issuance;

(K)

any applicable resale restrictions on the first trade of Common Shares issued upon the maturity, conversion or redemption of the Convertible Debentures;

(L)

the form of definitive certificate representing the Convertible Debentures complies with all legal requirements of the Business Corporations Act (British Columbia), the articles and by-laws of the Corporation; and

(M)

Pacific Corporate Trust Company at its principal offices in the Vancouver, British Columbia and Toronto, Ontario is duly appointed as transfer agent and registrar for the Common Shares;

and in providing such opinion, counsel may rely upon the opinions of other local counsel where they deem such reliance proper as to the laws other than those of Canada and the Province of British Columbia and as to matters of fact, on certificates or letters of the Corporation’s officers, the Transfer Agent, the Corporation’s Auditors and public and stock exchange officials;

(ii)

if the Underwriters provide certificates regarding compliance with Rule 144A as promulgated under the U.S. Securities Act, in the form of Exhibit 1 attached to Schedule “B”, the Underwriters shall have received a favourable legal opinion from the Corporation’s United States counsel, dated the Closing Date and addressed to the Underwriters and their legal counsel, in form and substance satisfactory to the Underwriters and their counsel, acting reasonably, with respect to the availability of an exemption from the registration requirements under the securities laws of the United States in connection with sale in the United States of the Convertible Debentures to Qualified Institutional Buyers;

(iii)

the Underwriters shall have received at the Closing Time a legal opinion dated the Closing Date from the Underwriters’ Counsel with respect to transactions referred to in and contemplated by this Agreement and the Trust Indenture, as the Underwriters may reasonably request; provided that the Underwriters’ Counsel shall be entitled to rely on the opinions of local counsel as to matters governed by the laws of jurisdictions other than the laws of Canada and the Province of Ontario and as to matters of fact, on certificates of the Corporation’s officers, the Transfer Agent, the Corporation’s Auditors and public and stock exchange officials, and provided further that the Underwriters’ Counsel shall be entitled to rely upon the opinion of the Corporation’s Counsel with respect to the matters in paragraph 9(i);

(iv)

the Underwriters shall have received at the Closing Time a letter dated the Closing Date from the Corporation’s Auditors addressed to the Underwriters, the Corporation and the Directors, in form and substance satisfactory to the Underwriters, acting reasonably, confirming the continued accuracy of the comfort letter to be delivered to the Underwriters pursuant to paragraph 4(a)(iii) with such changes as may be necessary to bring the information in such letter forward to within two Business Days of the Closing Date, which changes shall be acceptable to the Underwriters acting reasonably;

(v)

the Underwriters shall have received at the Closing Time certificates dated the Closing Date, signed by an appropriate officer of the Corporation addressed to the Underwriters and their counsel, with respect to the articles and by-laws of the Corporation, the authorizing resolutions relating to this Agreement and the Trust Indenture, the Prospectus and the incumbency and specimen signatures of signing;

(vi)

the Underwriters shall have received at the Closing Time a certificate or certificates dated the Closing Date, and signed on behalf of the Corporation by two senior officers of the Corporation addressed to the Underwriters certifying for and on behalf of the Corporation, after having made due enquiry and after having carefully examined the Prospectus, that:

(A)

the Corporation has duly complied with all covenants and satisfied all the terms and conditions in this Agreement and in the Trust Indenture on its part to be performed or satisfied at or prior to the Closing Time;

(B)

no order, ruling or determination having the effect of suspending the sale or ceasing, suspending or restricting the trading of the Convertible Debentures or any other securities of the Corporation in any of the Qualifying Jurisdictions has been issued or made by any stock exchange, securities commission or regulatory authority and is continuing in effect and no proceedings, investigations or enquiries for that purpose have been instituted or are pending or are contemplated or threatened under any of the Canadian Securities Laws or U.S. Securities Laws or by any other regulatory authority;

(C)

since the respective dates as of which information is given in the Final Prospectus, as amended by any Prospectus Amendment, except as set forth in and contemplated by the Final Prospectus as so amended, to the date of such certificate, there has been no material change (actual or anticipated) in any of the business, affairs, operations, assets and liabilities (contingent or otherwise) of the Corporation together with the Subsidiaries considered as a whole or in the capital of the Corporation, other than as disclosed in the Final Prospectus or any Prospectus Amendment, as the case may be;

(D)

all necessary consents, approvals and authorizations, including those which have been obtained or which may be required under the securities laws of each of the Qualifying Jurisdictions or under any debt instrument, loan agreement, share pledge agreement, debenture, security agreement or similar agreement or instrument to which the Corporation is a party, which are required for the consummation by the Corporation of the transactions contemplated by this Agreement and the Trust Indenture have been obtained;

(E)

on or before the filing of the Final Prospectus, the TSX has  approved the listing of the Convertible Debentures on the TSX subject only to such usual conditions and to the filing of usual documents in accordance with the requirements of the TSX;

(F)

the representations and warranties of the Corporation contained in this Agreement and in the Trust Indenture are true and correct as of the Closing Time on the Closing Date, with the same force and effect as if made at and as of the Closing Time after giving effect to the transactions contemplated by this Agreement and the Trust Indenture;

(G)

all information and statements contained in the Prospectus are, as at the Closing Time, true and correct in all material respects, contain no misrepresentation and constitute full, true and plain disclosure of all material facts relating to the Corporation and the Convertible Debentures, and no material fact has been omitted therefrom (except that no certification shall be given regarding facts or information relating solely to or furnished by the Underwriters) which is required to be stated or which is necessary to make any statements or information contained therein not misleading in light of the circumstances in which they were made; and

(H)

each of the Subsidiaries is incorporated and is existing under the laws of its jurisdiction of incorporation and has all requisite corporate power and authority to carry on the activities as now carried on by it and contemplated by the Prospectus;

(vii)

the Underwriters shall have received at the Closing Time written representations and warranties of the Corporation that:

(A)

other than as previously disclosed in the Documents Incorporated by Reference, there is no action, proceeding or investigation (whether or not purportedly by or on behalf of the Corporation or any Subsidiaries) pending or, to the knowledge of the Corporation and its directors and officers, threatened against or affecting the Corporation (including any of its predecessor companies) or the Subsidiaries at law or in equity (whether in any court, arbitration or similar tribunal) or before or by any federal, provincial, state, municipal or other governmental department, commission, board or agency, domestic or foreign, which questions any action taken or to be taken by the Corporation pursuant to or in connection with the Trust Indenture or any of the transactions contemplated hereby; and

(B)

the execution and delivery of the Trust Indenture by the Corporation and the performance and compliance by the Corporation with the terms of the Trust Indenture will not result in any breach of, or be in conflict with or constitute a default under, or create a state of facts which, after notice or lapse of time, or both, would constitute a default either directly or indirectly under (a) any federal or provincial statute, rule or regulation applicable to the Corporation including, without limitation, Canadian Securities

Laws, U.S. Securities Laws and the by-laws, rules and regulations of the TSX; (b) its constating documents, by-laws or resolutions of the directors, shareholders or committees which are in effect at the date hereof; (c) any mortgage, note, indenture, contract, agreement, instrument, lease or other document to which the Corporation or any Subsidiary is a party or by which it is bound; or (d) any judgment, decree or order binding the Corporation or any Subsidiary or the property or assets of any of them; which conflict, breach, violation or default in any of the cases referred to in (a) to (d) of this subparagraph, or the consequences thereof, would alone or in the aggregate result in a Material Adverse Effect;

(viii)

the Underwriters shall have received at the Closing Time a certificate from the Transfer Agent dated the Closing Date and signed by an authorized officer of the Transfer Agent, confirming the issued share capital of the Corporation; and

(ix)

the Underwriters shall have received such other instruments and closing documents as they may reasonably require.

10.

Termination Rights

(a)

Material Change

If, prior to the Closing Time, there should occur any fact or change such as is contemplated in paragraph 5(a) or 5(b) or the Underwriters become aware of any undisclosed material information relating to the Corporation or its Subsidiaries taken as a whole which, in the reasonable opinion of the Underwriters or any of them, might reasonably be expected to have a significant adverse effect on the market price, value, investment qualities or marketability of the Common Shares or Convertible Debentures, any of the Underwriters shall be entitled, at its option, but subject to paragraph 10(d), to terminate its obligations under this Agreement by written notice to that effect given to the Corporation at any time prior to the Closing Time.

(b)

Disaster Out

If, prior to the Closing Time, there should develop, occur or come into effect any occurrence of national or international consequence, any acts of terrorism or hostilities or escalation thereof or other calamity or crises, any change or development involving a prospective change in national or international political, financial or economic conditions, or any event, action, condition, law, governmental regulation, enquiry or other development or occurrence of any nature whatsoever which, in the reasonable opinion of any of the Underwriters, seriously adversely affects or involves, or may seriously affect or involve, the Canadian or United States financial markets or the business, operations or affairs of the Corporation together with the Subsidiaries considered as a whole, any of the Underwriters shall be entitled at its option, but subject to paragraph 10(d), to terminate its obligations under this Agreement by written notice to that effect given to the Corporation at any time prior to the Closing Time.

(c)

Conditions

The Corporation agrees that all material terms and conditions of this Agreement shall be construed as conditions and complied with so far as the same relate to acts to be performed or caused to be performed by it, that it will use its commercially reasonable efforts to cause such conditions to be complied with, and that any breach or failure by the Corporation to comply with any of such conditions shall entitle any of the Underwriters, at its option, but subject to paragraph 10(d), to terminate its obligations to purchase Convertible Debentures by notice to that effect given to the Corporation at the Closing Time unless otherwise expressly provided in this Agreement.  The Underwriters may waive, in whole or in part, or extend the time for compliance with, any terms and conditions without prejudice to their rights in respect of any other of such terms and conditions or any other or subsequent breach or non-compliance, provided that any such waiver or extension shall be binding upon the Underwriters only if such waiver or extension is in writing and signed by all of the Underwriters.

(d)

Exercise of Termination Rights

The rights of termination contained in paragraphs 10(a), (b) and (c) may be exercised by any one or more of the Underwriters; and such rights of termination are in addition to any other rights or remedies any of the Underwriters may have in respect of any default, act or failure to act or non-compliance by the Corporation in respect of any of the matters contemplated by this Agreement or otherwise.  In the event of any such termination, there shall be no further liability on the part of the Underwriters to the Corporation or on the part of the Corporation to the Underwriters except in respect of any liability which may have arisen or may arise after such termination under paragraph 11, 12, 14 or 15.  A notice of termination given by an Underwriter under paragraph 10(a), (b) or (c) shall not be binding upon any other Underwriter.

11.

(3)

Indemnity

To the extent permitted by law, the Corporation agrees to protect, hold harmless and indemnify each of the Underwriters and each and every one of the Indemnified Persons from and against all Losses which any such Underwriter or any of them may be subject to or suffer or incur, whether under the provisions of any statute or otherwise, and which are caused or incurred by or arise directly or indirectly by reason of or in consequence of:

(i)

any information or statement (except any information or statement relating solely to the Underwriters) contained in the Prospectus or in any certificate of the Corporation delivered under this Agreement which at the time and in light of the circumstances under which it was made contains or is alleged to contain a misrepresentation;

(ii)

any omission or alleged omission to state in the Prospectus or any certificate of the Corporation delivered under this Agreement or pursuant to this Agreement any material fact or information (except facts or information relating solely to the Underwriters), required to be stated in such document or necessary to make any statement in such document not misleading in light of the circumstances under which it was made;

(iii)

any order made or enquiry, investigation or proceedings commenced or threatened by any securities commission or other competent authority based upon any untrue statement or omission, or alleged untrue statement or alleged omission or any misrepresentation or alleged misrepresentation (except a statement or omission or alleged statement or omission relating solely to the Underwriters) in the Prospectus or based upon any failure to comply with Canadian Securities Laws or U.S. Securities Laws (other than any failure or alleged failure to comply by the Underwriters), preventing or restricting the trading in or the sale or distribution of the Convertible Debentures in any of the Qualifying Jurisdictions;

(iv)

any breach of a representation or warranty made in this Agreement by the Corporation or the failure of the Corporation to comply with any of its obligations hereunder; or

(v)

the Corporation not complying with any requirement of any Canadian Securities Laws or U.S. Securities Laws applicable to it in connection with the offering and sale of the Convertible Debentures as contemplated hereby.

(b)

Exception

Notwithstanding the foregoing, this indemnity shall not apply to the extent that a court of competent jurisdiction in a final judgement that has become non-appealable shall determine that:

(i)

the Indemnified Person has been grossly negligent or dishonest or has committed any fraudulent act; and

(ii)

the expenses, losses, claims, damages or liabilities, as to which indemnification is claimed, were directly caused by the gross negligence, dishonesty or fraud referred to in paragraph 11(b)(i).

Furthermore, the rights of indemnity contained in this paragraph 11 in respect of a claim based on a misrepresentation or an alleged misrepresentation or omission in the Prospectus shall not apply if the Corporation has complied with the delivery obligations set forth in paragraph 4 hereof and the person asserting such claim was not provided with a copy of the Prospectus which corrects the misrepresentation or alleged misrepresentation or omission.

(c)

Notification of Claims

If any matter or thing contemplated by this paragraph 11 (any such matter or thing being referred to as a “Claim”) is asserted against any one or more of the Indemnified Persons, such Indemnified Person will notify the Corporation as soon as reasonably practicable in writing of the nature of such Claim and the Corporation shall be entitled (but not required) to assume the defence of any suit brought to enforce such Claim; provided, however, that the defence shall be conducted through legal counsel acceptable to the Indemnified Person, acting reasonably, that no settlement of any such Claim may be made by the Corporation or the Indemnified Person without the prior written consent of the other party and the Corporation shall not be liable for any settlement of any such Claim unless it has consented in writing to such settlement, such consent not to be unreasonably withheld.

(d)

Retaining Counsel

In any such Claim, the Indemnified Person shall have the right to retain other counsel to act on his or its behalf, provided that the fees and disbursements of such counsel shall be paid by the Indemnified Person unless: (i) the Corporation on behalf of itself and the Indemnified Person shall have mutually agreed to the retention of other counsel, or (ii) the named parties to any such Claim (including any added third or impleaded party) include both the Indemnified Person on the one hand and the Corporation on the other hand and the representation of both parties by the same counsel would be inappropriate due to the actual or potential differing interests between them.  Where more than one Indemnified Person is entitled to retain separate counsel in the circumstances described in this paragraph 11(d), all Indemnified Persons shall be represented by one separate legal counsel and the fees and disbursements of only one separate legal counsel for all Indemnified Persons shall be paid by the Corporation, unless (i) the Corporation and the Indemnified Persons have mutually agreed to retention of more than one legal counsel for the Indemnified Persons or (ii) the Indemnified Persons have or any one of them has been advised in writing by legal counsel thereto that representation of all of the Indemnified Persons by the same legal counsel would be inappropriate due to actual or potential differing interests among them.  Notwithstanding the foregoing, the Corporation shall not be liable for any settlement of any Claim unless the Corporation has consented in writing to such settlement, such consent not to be unreasonably withheld.

12.

(4)

Contribution

In order to provide for a just and equitable contribution in circumstances in which the indemnity provided in paragraph 11 would otherwise be available in accordance with its terms but is, for any reason, held to be unavailable to or unenforceable by the Underwriters or enforceable otherwise than in accordance with its terms, the Corporation and the Underwriters, severally, shall contribute to the aggregate of all claims, expenses, costs and liabilities and all Losses of a nature contemplated in paragraph 11 in such proportions so that the Underwriters are responsible for the portion represented by the percentage that the aggregate fee payable by the Corporation to the Underwriters pursuant to paragraph 6 bears to the aggregate offering price of the Convertible Debentures and the Corporation is responsible for the balance, whether or not they have been sued together or sued separately.  The Underwriters shall not in any event be liable to contribute, in the aggregate, any amount in excess of such aggregate fee or any portion of such fee actually received.  However, no party who has engaged in any fraud, fraudulent misrepresentation or gross negligence shall be entitled to claim contribution from any person or company who has not engaged in such fraud, fraudulent misrepresentation or gross negligence.

(b)

Right of Contribution in Addition to Other Rights

The rights to contribution provided in this paragraph 12 shall be in addition to and not in derogation of any other right to contribution which the Underwriters or the Corporation may have by statute or otherwise at law.

(c)

Calculation of Contribution

In the event that the Corporation may be held to be entitled to contribution from the Underwriters under the provisions of any statute or at law, the Corporation shall be limited to contribution in an amount not exceeding the lesser of:

(i)

the portion of the full amount of the loss or liability giving rise to such contribution for which the Underwriters are responsible, as determined in paragraph 12(a); and

(ii)

the amount of the aggregate fee actually received by the Underwriters from the Corporation under this Agreement.

(d)

Notice

If any of the Underwriters has reason to believe that a claim for contribution may arise, it shall give the Corporation notice of such claim in writing, as soon as reasonably practicable, but failure to notify the Corporation shall not relieve the Corporation of any obligation which it may have to the Underwriters under this paragraph except to the extent by which the Corporation is prejudiced by such failure.

If  the Corporation has reason to believe that a claim for contribution may arise, it shall give the Underwriters notice of such claim in writing, as soon as reasonably practicable, but failure to notify the Underwriters shall not relieve either Underwriter of any obligation which it may have to the Corporation under this paragraph except to the extent by which such Underwriter is prejudiced by such failure.

(e)

Right of Contribution in Favour of Others

With respect to paragraph 11 and this paragraph 12, the Corporation acknowledges and agrees that the Underwriters are contracting on their own behalf and as agents and trustees for each Indemnified Person.

13.

Severability

If any provision of this Agreement shall be adjudged by a competent authority to be invalid or for any reason unenforceable in whole or in part, such invalidity or unenforceability shall not affect the validity, enforceability or operation of any other provision of this Agreement and such void or unenforceable provision shall be severable from this Agreement.

14.

Expenses

Whether or not the sale of the Convertible Debentures shall be completed, except as specifically provided below, all expenses of or incidental to the creation, issue, delivery and sale of the Convertible Debentures and all expenses of or incidental to all other matters in connection with the transactions set out in this Agreement, shall be borne by the Corporation directly, including, without limitation, (i) expenses payable in connection with the qualification of the Convertible Debentures for distribution; (ii) all costs incurred in connection with the preparation, translation and printing of the Prospectus, (iii) all costs of the certificates representing the Convertible Debentures, (iv) all costs incurred to list the Convertible Debentures on the TSX and (v) all fees and disbursements of the Corporation’s Auditors and the Corporation’s Counsel and all other local counsel to the Corporation.  The “out of pocket” expenses incurred by the Underwriters, including, without limitation, the fees and disbursements of the Underwriters’ Counsel, shall be borne by the Underwriters, provided that if Closing does not occur, other than by reason of a failure of any Underwriter to comply with the provisions hereof, the Corporation shall reimburse the Underwriters for all of their reasonable “out of pocket” expenses, including all reasonable fees and disbursements of the Underwriters’ Counsel.

15.

(5)

Obligation of Underwriters to Purchase

The obligation of the Underwriters to purchase the Convertible Debentures shall be several and not joint and several and shall be limited as regards each Underwriter to the percentage of the Convertible Debentures set out opposite the name of such Underwriters respectively below:

BMO Nesbitt Burns Inc.	40%
RBC Dominion Securities Inc.	30%
GMP Securities Ltd.	20%
Haywood Securities Inc.	5%
McFarlane Gordon Inc.	5%
100%

Subject to paragraph 15(b), if any one or more of the Underwriters fails to purchase its applicable percentage of the Convertible Debentures at the Closing Time the remaining Underwriter or Underwriters, as the case may be, shall have the right, but shall not be obligated, to purchase such Convertible Debentures.  If more than one Underwriter wishes to purchase such Convertible Debentures then each such Underwriter shall purchase such Convertible Debentures on a pro rata basis with regards to the percentage of Convertible Debentures set out opposite the name of such Underwriter respectively above.  In the event that such right is not exercised by one or more of the remaining Underwriters, each such Underwriter which is not in default shall be relieved of all obligations to the Corporation.  Nothing in this paragraph shall relieve from liability to the Corporation, any such Underwriter which shall be so in default.  In the event of a termination by the Corporation of its obligations under this Agreement, there shall be no further liability on the part of the Corporation to the Underwriters except in respect of any liability which may have arisen or may arise under paragraphs 11, 12 and 14.  Nothing in this Agreement shall obligate a U.S. broker-dealer affiliate or any of the Underwriters to purchase Convertible Debentures.  Any U.S. broker-dealer that makes offers and sales of the Convertible Debentures to Qualified Institutional Buyers will do so only in accordance with Schedule “B” hereto.

(b)

Rights to Purchase of the Other Underwriters

If any one or more of the Underwriters shall exercise its right of termination under paragraph 10, the remaining Underwriter or Underwriters, as the case may be, shall have the right, but shall not be obligated, to purchase on a pro rata basis all of the percentage of the Convertible Debentures which would otherwise have been purchased by any such Underwriter which has so exercised its right of termination.

(c)

Corporation Not Obliged to Sell Less than All

Nothing in this paragraph 15 shall oblige the Corporation to sell to the Underwriters less than all of the Convertible Debentures.

16.

Concurrent Offerings

The Corporation shall not, directly or indirectly, without the prior written consent of BMO NB, such consent not to be unreasonably withheld, during the period commencing on the date hereof and ending 90 days following the Closing Date, (i) offer, pledge, sell, contract to sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer, lend or dispose of directly or indirectly, Common Shares or any securities convertible into or exercisable or exchangeable for Common Shares (“Equity Securities”), or (ii) enter into any swap or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of Equity Securities, whether any such transaction at (i) or (ii) of this paragraph may be settled by delivery of Equity Securities or cash or otherwise, other than: (A) pursuant to the Currently Issuable Shares and (B)  the sale or conversion of the Convertible Debentures.

17.

Survival of Representations and Warranties

The representations, warranties, obligations and agreement of the Corporation contained in this Agreement and in any certificate delivered pursuant to this Agreement or in connection with the purchase and sale of the Convertible Debentures shall survive the purchase of the Convertible Debentures for a period of two years and shall continue in full force and effect for a period of two years unaffected by any subsequent disposition of the Convertible Debentures by the Underwriters or the termination of the Underwriters’ obligations and shall not be limited or prejudiced by any investigation made by or on behalf of the Underwriters in connection with the preparation of the Prospectus or the distribution of the Convertible Debentures.

18.

Time of the Essence

Time shall be of the essence of this Agreement.

19.

Governing Law

This Agreement shall be governed by and construed in accordance with the laws of the Province of British Columbia and the laws of Canada applicable in the Province of British Columbia.

20.

Funds

All funds referred to in this Agreement shall be in Canadian dollars.

21.

Notice

Unless herein otherwise expressly provided, any notice, request, direction, consent, waiver, extension, agreement or other communication that is required to or may be given or made hereunder shall be in writing and either personally delivered to a responsible officer of the addressee or sent by telecopy to:

If to the Corporation, addressed and sent to:

Alamos Gold Inc.
1503 – 110 Yonge Street
Toronto, Ontario
M5C 1T4

Attention:   John McCluskey
Fax:   (416) 368-2934

with a copy to (for information purposes only and not constituting notice):

Axium Law Group
Four Bentall Centre
Suite 3350
1055 Dunsmuir Street
PO Box 49222
Vancouver, British Columbia
V7X 1L2

Attention:

Joseph Giuffre
Telecopier:

(604) 692-4900

If to BMO Nesbitt Burns Inc., addressed and sent to:

BMO Nesbitt Burns Inc.
1 First Canadian Place
PO Box 150
100 King Street West
4th Floor

Attention:

Egizio Bianchini

Fax No.:

(416) 359-5143

If to RBC Dominion Securities Inc., addressed and sent to:

RBC Dominion Securities Inc.
4th Floor
200 Bay Street, South Tower
Royal Bank Plaza
Toronto, ON  M5J 2W7

Attention:Gordon J. Bell
Fax No.:(416) 842-7527

If to GMP Securities Inc., addressed and sent to:

GMP Securities Inc
145 King Street West
11th Floor

Toronto, ON M5H 1J8

Attention:

Mark Wellings

Fax No.:

(416) 943-6160

If to Haywood Securities Inc., addressed and sent to:

Haywood Securities Inc.
400 Burrard Street
Suite 1100

Vancouver, BC  V6C 3A6

Attention:

Keith Peck

Fax No.:

(604) 643-1199

If to McFarlane Gordon Inc., addressed and sent to:

McFarlane Gordon Inc.
26 Wellington Street E.
Suite 900
Toronto, ON  M5E 1S2

Attention:

David Greifenberger
Fax:(416) 864-7359

If to any of the Underwriters, with a copy (for informational purposes only and not constituting formal notice) to:

Fasken Martineau DuMoulin LLP
Toronto-Dominion Bank Tower
37th Floor
Toronto, ON  M5K 1N6

Attention:

John S. M. Turner

Fax No.:

(416) 364-7813

or to such other address as any of the parties may designate by notice given to the others.

Each notice shall be personally delivered to the addressee or sent by facsimile transmission to the addressee and (i) a notice which is personally delivered shall, if delivered on a Business Day, be deemed to be given and received on that day and, in any other case, be deemed to be given and received on the first Business Day following the day on which it is delivered; and (ii) a notice which is sent by facsimile transmission shall be deemed to be given and received on the Business Day sent if transmitted prior to 2:00 p.m. (Toronto time) on that day or the next Business Day following the day on which it is sent if transmitted on a day other than a Business Day or after 2:00 p.m. (Toronto time) on a Business Day.

22.

Authority of BMO Nesbitt Burns Inc.

BMO NB is hereby authorized by each of RBC Dominion Securities Inc., GMP Securities Ltd., Haywood Securities Inc. and McFarlane Gordon Inc. to act on their behalf and the Corporation shall be entitled to and shall act on any notice given in accordance with paragraph 21 or agreement entered into by or on behalf of the Underwriters by BMO NB which represents and warrants that it has irrevocable authority to bind the Underwriters, except in respect of any consent to a settlement pursuant to paragraph 11(b) which consent shall be given by the Indemnified Person, a notice of termination pursuant to paragraph 10 which notice may be given (subject to paragraph 10(d)) by any of the Underwriters, or any waiver pursuant to paragraph 10(c), which waiver must be signed by all of the Underwriters.  BMO NB shall consult with each of RBC Dominion Securities Inc., GMP Securities Ltd., Haywood Securities Inc. and McFarlane Gordon Inc. concerning any matter in respect of which it acts as representative of the Underwriters.

23.

Counterparts

This Agreement may be executed by any one or more of the parties to this Agreement by facsimile or in any number of counterparts, each of which shall be deemed to be an original, and all such counterparts together shall constitute one and the same instrument.

24.

Schedules

The Schedules hereto form an integral part of this Agreement.

25.

Entire Agreement

This Agreement shall constitute the entire agreement between the parties with respect to the subject matter of this Agreement and shall not be changed, modified or rescinded, except in writing signed by the parties.  The provisions of this Agreement supersede all contemporaneous oral agreements and all prior oral and written quotations, communications, agreements and understandings of the parties with respect to the subject matter of this Agreement.

[The remainder of this page is intentionally left blank]

If the foregoing is in accordance with your understanding and is agreed to by you, please signify your acceptance by executing the enclosed copies of this letter where indicated below and returning the same to BMO NB upon which this letter as so accepted shall constitute an agreement among us.

BMO NESBITT BURNS INC.
Per:	"Egizio Bianchini"
Egizio Bianchini
Managing Director

RBC DOMINION SECURITIES INC.
Per:	"Gordon J. Bell"
Gordon J. Bell
Managing Director

GMP SECURITIES LTD.
Per:	"Mark Wellings"
Mark Wellings
Director, Investment Banking

HAYWOOD SECURITIES INC.
Per:	"Keith Peck"
Keith Peck
Vice President and Director

MCFARLANE GORDON INC.
Per:	"David Greifenberger"
David Greifenberger
Vice President

The foregoing is accepted and agreed to as of the date first above written.

ALAMOS GOLD INC.
By:	"John A. McCluskey"
John A. McCluskey
President and Chief Executive Officer

SCHEDULE “A”

Outstanding Convertible Securities

STOCK OPTIONS

	Number of shares	Exercise price ($ Cdn. )	Expiry date

Director stock options	528,500	2.50	December 9, 2008
	357,483	1.13	July 23, 2008
	375,000	3.50	December 16, 2009
	510,000	2.25	June 25, 2009
	150,000	0.76	January 30, 2008
	100,000	1.00	July 22, 2007
	182,500	1.16	June 3, 2007

	2,203,483

Employee stock options	355,000	2.50	December 9, 2008
	200,000	1.13	July 23, 2008
	110,000	2.75	February 12, 2009
	340,000	2.25	June 25, 2009
	345,000	2.25	June 25, 2009
	50,000	1.00	July 22, 2007

	1,400,000

Total Outstanding and exercisable	3,603,483

WARRANTS

Number of shares	Exercise price Cdn. $	Expiry date

4,900,000	3.50	April 8, 2006

SCHEDULE “B”

UNITED STATES OFFERS AND SALES

As used in this Schedule “B”, capitalized terms used herein and not defined herein shall have the meanings ascribed thereto in the underwriting agreement to which this Schedule is annexed and the following terms shall have the meanings indicated:

(a)

"Directed Selling Efforts" means directed selling efforts as that term is defined in Regulation S.  Without limiting the foregoing, but for greater clarity in this Schedule, it means, subject to the exclusions from the definition of directed selling efforts contained in Regulation S, any activity undertaken for the purpose of, or that could reasonably be expected to have the effect of, conditioning the market in the United States for any of the Convertible Debentures or the Underlying Shares and includes the placement of any advertisement in a publication with a general circulation in the United States that refers to the offering of the Convertible Debentures or the Underlying Shares;

(b)

"Qualified Institutional Buyer" means a qualified institutional buyer as that term is defined in Rule 144A;

(c)

"Regulation D" means Regulation D adopted by the SEC under the U.S. Securities Act;

(d)

"Regulation S" means Regulation S adopted by the SEC under the U.S. Securities Act;

(e)

"Rule 144A" means Rule 144A adopted by the SEC under the U.S. Securities Act;

(f)

"SEC" means the United States Securities and Exchange Commission;

(g)

"Substantial U.S. Market Interest" means substantial U.S. market interest as that term is defined in Regulation S;

(h)

"U.S. Exchange Act" means the United States Securities Exchange Act of 1934, as amended;

(i)

"U.S. Securities Act" means the United States Securities Act of 1933, as amended; and

(j)

"United States" means the United States of America, its territories and possessions, any state of the United States, and the District of Columbia.

- B3 -

Representations, Warranties and Covenants of the Underwriters

Each Underwriter acknowledges that the Convertible Debentures and the Underlying Shares have not been and will not be registered under the U.S. Securities Act and may be offered and sold only in transactions exempt from or not subject to the registration requirements of the U.S. Securities Act.  Accordingly, neither the Underwriter nor any of its affiliates, nor any person acting on their behalf, has made or will make any Directed Selling Efforts in the United States with respect to the Convertible Debentures or the Underlying Shares.

Each Underwriter represents, warrants and covenants with the Corporation that:

1.

It has not offered and sold, and will not offer and sell, any Convertible Debentures forming part of its allotment except (a) in an offshore transaction in accordance with Rule 903 of Regulation S or (b) in the United States in accordance with Rule 144A as provided in paragraphs 3 through 11 below.

2.

It has not entered and will not enter into any contractual arrangement with respect to the distribution of the Convertible Debentures, except with its affiliates, any selling group members or with the prior written consent of the Corporation, or engaged in any action which would constitute a violation of Regulation M under the U.S. Exchange Act in connection with its offers or sales of the Convertible Debentures in the United States.

3.

All offers and sales of Convertible Debentures in the United States have been and will be effected by or through the Underwriter's U.S. registered broker-dealer affiliate (each a “U.S. Affiliate”) in accordance with all applicable United States state and federal securities (including broker-dealer) laws, including, but not limited to, Rule 144A.

4.

Its U.S. Affiliate (a) is a Qualified Institutional Buyer; (b) is a duly registered as a broker or dealer under Section 15(b) of the U.S. Exchange Act and all applicable state securities laws; and (c) is, and on the dates on which offers and sales of Convertible Debentures were made was, a member of, and in good standing with, the National Association of Securities Dealers Inc.;

5.

Offers and sales of Convertible Debentures in the United States shall not be made (i) by any form of general solicitation or general advertising (as those terms are used in Regulation D), including advertisements, articles, notices or other communications published in any newspaper, magazine or similar media or broadcast over radio or television, or any seminar or meeting whose attendees had been invited by general solicitation or advertising or (ii) in any manner involving a public offering within the meaning of Section 4(2) of the U.S. Securities Act.

6.

Offers to sell and solicitations of offers to buy the Convertible Debentures shall be made in accordance with Rule 144A only to persons reasonably believed to be Qualified Institutional Buyers.

7.

All purchasers of the Convertible Debentures in the United States shall be informed that the Convertible Debentures and the Underlying Shares have not been and will not be registered under the U.S. Securities Act and are being offered and sold to such purchasers

- B4 -

in reliance on the exemption from the registration requirements of the U.S. Securities Act provided by Rule 144A thereunder.

8.

Each offeree in the United States shall be provided with a U.S. placement memorandum (the "U.S. Memorandum") including the Preliminary Prospectus and/or the Final Prospectus, and each purchaser will have received at or prior to the time of purchase of any Convertible Debentures the U.S. Memorandum including the Final Prospectus.  The U.S. Memorandum shall set forth the following:

"The Convertible Debentures offered hereby and the Underlying Shares have not been and will not be registered under the U.S. Securities Act and are being offered and sold within the United States exclusively to persons reasonably believed by the underwriters to be Qualified Institutional Buyers (as defined in rule 144A under the U.S. Securities Act).  Each purchaser of  Convertible Debentures is hereby notified that the offer and sale of  Convertible Debentures to it is being made in reliance upon the exemption from the registration requirements of the U.S. Securities Act provided by rule 144A thereunder.”

"Each U.S. purchaser will, by its purchase of the Convertible Debentures, be deemed to have represented, warranted and agreed for the benefit of the Corporation, the Underwriters and the U.S. Affiliates, as follows:

(1)

It is authorized to consummate the purchase of the Convertible Debentures.

(2)

It has such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of its investment in the Convertible Debentures and it is able to bear the economic risks of such investment.

(3)

It has not purchased the Convertible Debentures as a result of any general solicitation or general advertising (as those terms are used in Regulation D under the U.S. Securities Act), including advertisements, articles, notices or other communications published in any newspaper, magazine or similar media or broadcast over radio or television, or any seminar or meeting whose attendees have been invited by general solicitation or general advertising.

(4)

It is aware that the Convertible Debentures and the Underlying Shares have not been and will not be registered under the U.S. Securities Act or the securities laws of any state of the United States and the sale contemplated hereby is being made in reliance on Rule 144A to Qualified Institutional Buyers and exemptions from registration under applicable state securities laws.

(5)

It has received a copy, for information only, of the Canadian Prospectus, together with this U.S. Placement Memorandum, relating to the offering in the United States of the Convertible Debentures and have had access to

- B5 -

such additional information, if any, concerning the Corporation as it has considered necessary in connection with its investment decision to invest in the Convertible Debentures.

(6)

It is a Qualified Institutional Buyer and it is acquiring such Convertible Debentures for its own account or for the account of a Qualified Institutional Buyer with respect to which it exercises sole investment discretion, and for investment and not with a view to any resale, distribution or other disposition of the Convertible Debentures or the Underlying Shares in violation of the United States federal securities laws or applicable state securities laws.

(7)

It understands that if it decides to offer, sell or otherwise transfer such Convertible Debentures or the Underlying Shares, such securities may be offered, sold or otherwise transferred only (A) to the Corporation, (B) outside the United States in accordance with Rule 904 of Regulation S under the U.S. Securities Act (or such successor rule or regulation promulgated by the Securities and Exchange Commission as may then be in effect), or (C) inside the United States in accordance with (i) Rule 144A to a person who the seller reasonably believes is a Qualified Institutional Buyer that is purchasing for its own account or for the account of a Qualified Institutional Buyer to whom notice is given that the offer, sale or transfer is being made in reliance on Rule 144A or (ii) the exemption from registration under the U.S. Securities Act provided by Rule 144 thereunder, if applicable.

(8)

It understands that the certificate representing the Global Debentures issued to U.S. Purchasers and certificates representing the Underlying Shares (as well as all certificates issued in exchange for or in substitution therefor) will bear a legend to the following effect:

“THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE "U.S. SECURITIES ACT").  THE HOLDER HEREOF, BY PURCHASING SUCH SECURITIES, AGREES FOR THE BENEFIT OF THE CORPORATION THAT SUCH SECURITIES MAY BE OFFERED, SOLD OR OTHERWISE TRANSFERRED ONLY (A) TO THE CORPORATION, (B) OUTSIDE THE UNITED STATES IN ACCORDANCE WITH RULE 904 OF REGULATION S UNDER THE U.S. SECURITIES ACT, OR (C) INSIDE THE UNITED STATES IN ACCORDANCE WITH (1) RULE 144A UNDER THE U.S. SECURITIES ACT OR (2) RULE 144 UNDER THE U.S. SECURITIES ACT, IF APPLICABLE.  DELIVERY OF THIS CERTIFICATE MAY NOT CONSTITUTE "GOOD DELIVERY" IN SETTLEMENT OF TRANSACTIONS ON STOCK EXCHANGES IN CANADA.

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IF THESE SECURITIES ARE SOLD IN COMPLIANCE WITH RULE 904 OF REGULATION S UNDER THE U.S. SECURITIES ACT AT A TIME WHEN THE CORPORATION IS A “FOREIGN ISSUER” WITHIN THE MEANING OF REGULATION S, A NEW CERTIFICATE, BEARING NO LEGEND, DELIVERY OF WHICH WILL CONSTITUTE "GOOD DELIVERY" MAY BE OBTAINED FROM THE CORPORATION’S TRANSFER AGENT UPON DELIVERY OF THIS CERTIFICATE AND A DULY EXECUTED DECLARATION, IN A FORM SATISFACTORY TO THE CORPORATION’S TRANSFER AGENT AND THE CORPORATION, TO THE EFFECT THAT THE SALE OF THE SECURITIES REPRESENTED HEREBY IS BEING MADE IN COMPLIANCE WITH RULE 904 OF REGULATION S UNDER THE U.S. SECURITIES ACT.”

provided, that if the Convertible Debentures purchased by U.S. Purchasers or Underlying Shares issuable upon conversion of such Convertible Debentures are being sold outside the United States in compliance with the requirements of Rule 904 of Regulation S under the U.S. Securities Act at a time when the Corporation is a “Foreign Issuer” (as such term is defined in Regulation S under the U.S. Securities Act), the Convertible Debentures or the Underlying Shares may be reissued as part of a global certificate not including such legend by delivering to Pacific Corporate Trust Company, as transfer agent (“Pacific Corporate Trust”), CDS, and the transferee’s designated Participant a declaration to the following effect (or as the Corporation may prescribe from time to time):

"The undersigned (a) acknowledges that the sale of securities to which this declaration relates is being made in reliance on Rule 904 of Regulation S under the United States Securities Act of 1933, as amended (the "U.S. Securities Act"), and (b) certifies that (1) the undersigned is not an affiliate of Alamos Gold Inc. as that term is defined in Rule 405 under the U.S. Securities Act, (2) the offer of such securities was not made to a person in the United States and either (A) at the time the buy order was originated, the buyer was outside the United States, or the seller and any person acting on its behalf reasonably believe that the buyer was outside the United States or (B) the transaction was executed on or through the facilities of the Toronto Stock Exchange and neither the seller nor any person acting on its behalf knows that the transaction has been prearranged with a buyer in the United States, (3) neither the seller nor any affiliate of the seller nor any person acting on any of their behalf has engaged or will engage in any directed selling efforts in the United States in connection with the offer and sale of such securities, (4) the sale is bona fide and not for the purpose of

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“washing off” the resale restrictions imposed because the securities are “restricted securities” (as such term is defined in Rule 144(a)(3) under the U.S. Securities Act), (5) the seller does not intend to replace the securities sold in reliance on Rule 904 under the U.S. Securities Act with fungible unrestricted securities and (6) the contemplated sale is not a transaction, or part of a series of transactions which, although in technical compliance with Regulation S, is part of a plan or scheme to evade the registration provisions of the U.S. Securities Act.  Terms used herein have the meanings given to them by Regulation S."

(9)

It consents to the Corporation making a notation on its records or giving instructions to any transfer agent of the Convertible Debentures and the Underlying Shares issuable upon conversion of such Convertible Debentures in order to implement the restrictions in transfer set forth and described herein.

(10)

It understands that the Corporation has no obligation to remain or continue to be a “Foreign Issuer” (as such term is defined in Regulation S under the U.S. Securities Act).

(11)

It acknowledges that its representations, warranties and agreements contained herein are made by it with the intent that they may be relied upon by the Corporation in determining such U.S. purchaser’s eligibility or (if applicable) the eligibility of others on whose behalf such U.S. purchaser is contracting hereunder to purchase Convertible Debentures."

8.

Any offer, sale or solicitation of an offer to buy Convertible Debentures that has been made or will be made in the United States was or will be made only to Qualified Institutional Buyers that are exempt, or in transactions that are exempt, from registration under applicable state securities laws.

9.

At closing, the lead Underwriter, together with its U.S. affiliate selling Convertible Debentures in the United States, will provide a certificate, substantially in the form of Exhibit 1 to this Schedule relating to the manner of the offer and sale of the Convertible Debentures in the United States.

10.

If the Underwriters authorize any selling firms to offer and sell Convertible Debentures in the United States through the U.S. Affiliates, the Underwriters will use their reasonable best efforts to cause each such selling firm to comply with the provisions of this Schedule “B” in connection with all offers and sales of the Convertible Debentures in the United States.

11.

Any Convertible Debentures issued to a purchaser in the United States pursuant to this Schedule “B” will be represented by a single global certificate, which will be initially registered in the name of The Canadian Depository for Securities Limited ("CDS"), and on the records of CDS, under a book entry account for participants in The Canadian

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Depository for Securities Limited, acting on behalf of each purchaser.  The Convertible Debentures represented by the global certificate will be restricted securities within the meaning of Rule 144(a)(3) promulgated under the U.S. Securities Act.

Representations, Warranties and Covenants of the Corporation

The Corporation represents, warrants, covenants and agrees that:

1.

The Corporation is a "foreign issuer" within the meaning of Regulation S and reasonably believes that there is no Substantial U.S. Market Interest in the Convertible Debentures and the Underlying Shares.

2.

The Corporation is not now, and will not as a result of the sale of Convertible Debentures contemplated hereby or the subsequent issuance of the Underlying Shares be required to be registered as, and will not be, an open-ended investment company, closed-end investment company, unit investment trust or face-amount certificate company that is or is required to be registered under Section 8 of the United States Investment Company Act of 1940, as amended and the rules and regulations of the SEC promulgated thereunder;

3.

None of the Corporation, any of its affiliates, or any person acting on their behalf has made or will make any Directed Selling Efforts in the United States, or has engaged or will engage in any form of general solicitation or general advertising (as those terms are used in Regulation D), including advertisements, articles, notices or other communications published in any newspaper, magazine or similar media or broadcast over radio or television, or any seminar or meeting whose attendees had been invited by general solicitation or general advertising, in connection with the offer or sale of the Convertible Debentures or the Underlying Shares in the United States, or any action which would constitute a violation of Regulation M under the U.S. Exchange Act in connection with the offer and sale of the Convertible Debentures in the United States.

4.

None of the Corporation, any of its affiliates, or any person acting on their behalf has made or will take any action that would cause the registration exemptions in Rule 903 of Regulation S or Rule 144A to be unavailable for the offer and sale of Convertible Debentures pursuant to this Schedule “B”.

5.

The Convertible Debentures and the Underlying Shares are not, and as of the Time of Closing will not be, and no securities of the same class as the Convertible Debentures or the Underlying Shares are or will be, (i) listed on a national securities exchange in the United States registered under Section 6 of the U.S. Exchange Act or have an application for listing on such exchange pending, (ii) quoted in an "automated inter-dealer quotation system", as such term is used in the U.S. Exchange Act, or (iii) convertible or exchangeable at an effective conversion premium (calculated as specified in paragraph (a)(6) of Rule 144A) of less than ten percent for securities so listed or quoted.

6.

For so long as any of the Convertible Debentures or Underlying Shares are outstanding and are "restricted securities" within the meaning of Rule 144(a)(3) under the U.S. Securities Act, and if the Corporation is not subject to and in compliance with the

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reporting requirements of Section 13 or Section 15(d) of the U.S. Exchange Act or exempt from such reporting requirements pursuant to Rule 12g3-2(b) thereunder, the Corporation will provide to any holder of such Convertible Debentures or Underlying Shares, or to any prospective purchaser of such Convertible Debentures or Underlying Shares designated by such holder, upon the request of such holder or prospective purchaser, at or prior to the time of resale, the information required to be provided by Rule 144A(d)(4).

7.

The Corporation will, within prescribed time periods, prepare and file any forms or notices required under the U.S. Securities Act or applicable state securities ("blue sky") laws.

EXHIBIT 1 TO SCHEDULE “B”

UNDERWRITERS' CERTIFICATE

In connection with the private placement in the United States of the convertible debentures (the "Securities") of Alamos Gold Inc. (the "Corporation") pursuant to the Underwriting Agreement dated January 14, 2005 among the Corporation, and the Underwriters named therein (the "Underwriting Agreement"), each of the undersigned does hereby certify as follows:

(i)

[Name of U.S. broker-dealer affiliate] is a duly registered broker or dealer with the United States Securities and Exchange Commission and is a member of and in good standing with the National Association of Securities Dealers, Inc. on the date hereof;

(ii)

each offeree was provided with a copy of the U.S. placement memorandum, including the Canadian final prospectus and the documents incorporated by reference therein for the offering of the Securities in the United States;

(iii)

immediately prior to transmitting the U.S. placement memorandum to such offerees, we had reasonable grounds to believe and did believe that each offeree was a Qualified Institutional Buyer (as defined in Rule 144A under the Securities Act of 1933, as amended (the "U.S. Securities Act")) and, on the date hereof, we continue to believe that each U.S. person purchasing Securities from us is a Qualified Institutional Buyer;

(iv)

no form of general solicitation or general advertising (as those terms are used in Regulation D under the U.S. Securities Act) was used by us, including advertisements, articles, notices or other communications published in any newspaper, magazine or similar media or broadcast over radio or television, or any seminar or meeting whose attendees had been invited by general solicitation or general advertising, in connection with the offer or sale of the Securities in the United States; and

(v)

the offering of the Securities in the United States has been conducted by us in accordance with the terms of the Underwriting Agreement.

Terms used in this certificate have the meanings given to them in the Underwriting Agreement unless otherwise defined herein.

Dated this __ day of __________, 2005.

[UNDERWRITER]

[U.S. BROKER-DEALER AFFILIATE]

By:___________________________

By:____________________________

     Name:

     Name:

     Title:

     Title:

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALAMOS GOLD INC.

(Registrant)

March 31, 2005

By: /s/ Sharon L. Fleming

Date

Sharon L. Fleming

`

Corporate Secretary